Exhibit 21

Subsidiaries

1) LiqTech USA, Inc., a Delaware corporation;

2) Liqtech A/S, a Danish limited company, organized under the Danish Act on Limited Companies of the Kingdom of Denmark;

3) LiqTech International A/S, a Danish limited company, organized under the Danish Act on Limited Companies of the Kingdom of Denmark;

4) Liqtech NA, Inc., a Delaware corporation; and

5) Provital Solutions A/S, a Danish company